Contact

www.linkedin.com/in/
matthewmazzeo (LinkedIn)

Top Skills

Entertainment

New Media

Incubators

Languages

Spanish

Matthew Mazzeo

General Partner at Coatue Management

San Francisco

Experience

Coatue Management

General Partner

January 2018 - Present (4 years 4 months)

San Francisco Bay Area

Lowercase Capital

Managing Director

November 2012 - June 2017 (4 years 8 months)

Greater Los Angeles Area

Lowercase Capital is a family of funds investing into startups, acquiring later stage companies and advising business and funds of all sizes on strategy and execution. While primarily known for its investments in seed and early stage technology companies, Lowercase Capital has also become an active investor in the later rounds of many of its portfolio companies. With over seventy consumer web, mobile, and wireless technology startups as well as an array of mature enterprises Lowercase has quietly become one of the largest and most diverse venture funds in the country.

Lowercase Capital is lucky to have backed some of the most ambitious and talented entrepreneurs in the game today. While many are small teams, early in their evolution to becoming household names, others have matured into some of the most exciting and impactful companies in technology today. With a portfolio that includes Twitter, Uber, Instagram, Kickstarter, Heroku, Twilio, Locu, Optimizely, Quirky, Lookout, Photobucket and many others, the unique strategy and approach of the fund has proven repeatedly to be a value add to great teams executing on incredible products.

Creative Artists Agency

Business Development

July 2005 - November 2012 (7 years 5 months)

Education

Harvard University

A.B., Psychology · (2001 - 2005)